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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCW Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Wright Street, 1st Floor
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bender 646-290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander, LLP
(Name – *if individual, state last, first, middle name*)

15 West 28th St, Ste. 7A (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

2/22/12

OATH OR AFFIRMATION

I, Mark Bernegger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Managing Member
Title

Notary Public

TANIA T WALKER
Notary Public
Connecticut
My Commission Expires Mar 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCW SECURITIES, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2011

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
BCW Securities, LLC
Westport, CT

We have audited the accompanying statement of financial condition of BCW Securities, LLC as of December 31, 2011, and the related statements of income and other comprehensive income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCW Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
February 10, 2012

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Current assets		
Cash and cash equivalents	$	18,498
Securities - not readily marketable		171,499
Accounts receivable, net		3,000
Prepaid expenses		4,246
Total current assets		**197,243**
TOTAL ASSETS	**$**	**197,243**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	11,795
Total current liabilities		**11,795**
Member's equity		
Member's equity		213,949
Accumulated other comprehensive loss		(28,501)
Total member's equity		**185,448**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**197,243**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue	
Investment banking income	$ 388,000
Expenses	
Commissions	81,000
Employee compensation and benefits	48,000
Consulting fees	36,000
Rent	12,000
Regulatory and compliance	10,842
Bad debt expense	9,000
Professional fees	8,565
Communications	6,000
Equipment lease	4,800
Other operating expenses	3,463
	219,670
Net income	**168,330**
Other comprehensive income	
Unrealized gain on securities	3,746
Total comprehensive income	**$ 172,076**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity	Accumulated Other Comp. Income (Loss)	Total Member's Equity
Balance at January 1, 2011	$ 228,960	$ (32,247)	$ 196,713
Member contributions	89,832	-	89,832
Member distributions	(273,173)	-	(273,173)
Net income	168,330	-	168,330
Other comprehensive income	-	3,746	3,746
Balance at December 31, 2011	$ 213,949	$ (28,501)	$ 185,448

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 168,330
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Bad debt expense	9,000
(Increase) decrease in operating assets:	
Accounts receivable	(12,000)
Prepaid expenses	(1,078)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	5,795
Payable to member	(462)
Total adjustments	1,255
Net cash provided by operating activities	169,585
Cash flows from financing activities:	
Member contributions	89,832
Member distributions	(273,173)
Net cash used in financing activities	(183,341)
Net decrease in cash and cash equivalents	(13,756)
Cash and cash equivalents, beginning of year	32,254
Cash and cash equivalents, end of year	$ 18,498
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -
Noncash investing and financing activities:	
Expenses paid by member on behalf of Company included as member contributions	$ 73,800
Forgiveness of intercompany loan due to member	$ 2,032

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Riverside Management Group, LLC and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 10, 2012, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable, and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses a market index closely related to the industry of the securities held to estimate the fair value of its investment. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ 171,499	$ -	$ -	$ 171,499

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significantly unobservable inputs (level 3) during the year ended December 31, 2011:

	Preferred Stock
Beginning balance	$ 167,753
Total gains or losses (realized/unrealized):	
Other comprehensive income	3,746
Purchases, issuances and settlements	-
Transfers in and/or out of Level 3	-
Ending balance	$ 171,499

3) SECURITIES – NOT READILY MARKETABLE

At December 31, 2011, the Company's portfolio of not readily marketable securities included 22,598 shares of Allied Resource Corporation Series E Preferred Stock that management has estimated have no reportable value. The cost basis of the shares is $200,000. These shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year-end. For the year ended December 31, 2011, unrealized holding gains of $3,746 have been recorded within accumulated other comprehensive income, a component of member's equity.

4) ACCOUNTS RECEIVABLE

Accounts receivable represents investment banking income earned but not collected as of the financial statement date. These amounts are generally collected within one year. During the year ended December 31, 2011, an account receivable amounting to $9,000 was specifically identified as uncollectible and an allowance was recorded for the same amount.

5) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated December 6, 2007, the sole member provides all support services for the Company including, among others, employee compensation, office space, equipment use, and communications in the normal course of business.

The Company pays a monthly fee in relation to the Agreement. For the year ended December 31, 2011, fees charged by the sole member totaled $73,800 and are included in member contributions in accordance with the Agreement.

During the year ended December 31, 2011, the sole member forgave an intercompany loan amounting to $2,032 and is included in member contributions. As of December 31, 2011, the Company had no balance due to the sole member.

6) ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of an unrealized loss on securities of $28,501 as of December 31, 2011.

7) CONCENTRATIONS OF RISK

The Organization maintains its cash balances at a major financial institution. As of December 31, 2011, the cash balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC's temporary unlimited coverage is scheduled to remain in effect until December 31, 2012.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $6,703 which is $1,703 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2011 is 1.76 to 1.

9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

Total member's equity		$ 185,448
Non-allowable assets, deductions and charges:		
Securities - not readily marketable	171,499	
Accounts receivable, net	3,000	
Prepaid expenses	4,246	
Total non-allowable assets, deductions and charges		178,745
Net capital		$ 6,703
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $11,795)		$ 786
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 1,703
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 5,524
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 11,795
Percentage of aggregate indebtedness to net capital		176%
Ratio of aggregate indebtedness to net capital		1.76 to 1

See accompanying notes to the financial statements.

BCW SECURITIES, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2011

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	6,703
Net capital, per report pursuant to Rule 17a - 5(d)	$	6,703

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2011, filed on January 26, 2012.

See the accompanying notes to the financial statements.

BCW SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

BCW SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
BCW Securities, LLC
Westport, CT

In planning and performing our audit of the financial statements of BCW Securities, LLC (the "Company") for the year ended December 31, 2011 (on which we issued our report dated February 10, 2012), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 10, 2012